Exhibit 99.1

Mobilicom Secures $900,000 Initial Production-Scale Order from Global Tier-1 Israel-Based Defense & Drone Manufacturer

•	Mobilicom’s second Tier-1 customer to shift to commercial-scale phase

•	Mobilicom’s SkyHopper integrated into loitering munitions, also known as kamikaze drones, by one of the largest loitering munitions providers in the world

•	High replacement rates of loitering munitions expected to drive follow-on orders and further demand

Shoham, Israel, November 27, 2023 – Mobilicom Limited (Mobilicom or the Company, NASDAQ: MOB, MOBBW), a provider of cybersecurity and robust solutions for drones and robotics, today announced it has received a $900,000 purchase order from a current customer, an Israel-based Tier-1 global defense technology company, drone manufacturer, and one of the world’s largest producers of loitering munitions. The customer’s loitering munitions solutions are already sold to 42 countries. Mobilicom’s SkyHopper Pro Micro is now integrated into this loitering munition platform, a micro-sized drone optimized for use in urban settings. The order marks the customer’s shift from a design win phase into the beginning of large-scale manufacturing orders. Shipments are to commence immediately and are planned to be completed by the end of Q1 2024.

One the fastest growing segments of the drone market and the loitering munitions market are drones armed with ammunitions designed to fly in holding patterns for long periods of time and quickly attack targets, exploding upon impact. Loitering munitions have been heavily used in the Ukraine-Russia war and the Azerbaijan-Armenia conflict. High replacement rates drive demand. The loitering munitions market is forecasted to grow exponentially in the coming years.

Mobilicom’s SkyHopper Pro Micro

SkyHopper Pro Micro, Mobilicom’s newest secured software defined radio (SDR), currently offers the best size-to-performance form factor in the industry at 50% of the size of the closest comparable competitor and at a fraction of the price. The product was designed in collaboration with this Tier-1 customer with the aim of supporting mass production. SkyHopper Pro Micro can be upgraded with Mobilicom’s ICE Cybersecurity suite which can withstand current threats seen in conflicts around the world.

Mobilicom CEO Oren Elkayam interviewed about its latest commercial scale order from a global Tier-1 Israel-based defense & drone manufacturer

“This substantial initial production scale order marks our second Tier-1 customer to move from design win into commercial scale production, and we believe this is just the beginning. We believe that these wins with the most selective defense manufacturers in the world position Mobilicom’s solutions as best-of-breed, particularly in the high-growth small-sized loitering munition market,” stated Mobilicom CEO and Founder Oren Elkayam. “Because they are often single-use, the high replacement rate of loitering drones is expected to significantly ramp future orders.”

About Mobilicom

Mobilicom is a leading provider of cybersecure robust solutions for the rapidly growing defense and commercial drones and robotics market. Mobilicom’s large portfolio of field-proven technologies includes cybersecurity, software, hardware, and professional services that power, connect, guide, and secure drones and robotics. Through deployments across the globe with over 50 customers, including the world’s largest drone manufacturers, Mobilicom’s end-to-end solutions are used in mission-critical functions.

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Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. For example, the Company is using forward-looking statements when it discusses the fastest growing segments of the drone and loitering munitions markets, the loitering munitions market forecast to grow exponentially in the coming years, the Company’s solutions as best-of-breed, particularly in the high-growth small-sized loitering munition market and the expectation that the the high replacement rate of loitering drones will significantly ramp future orders. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Mobilicom Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Mobilicom Limited undertakes no duty to update such information except as required under applicable law.

For more information on Mobilicom, please contact:

Liad Gelfer

Mobilicom Ltd

liad.gelfer@mobilicom.com